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                     November 22, 2021

       Dan L. Dearen
       President and Chief Financial Officer
       Axonics, Inc.
       26 Technology Drive
       Irvine, CA 92618

                                                        Re: Axonics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-38721

       Dear Mr. Dearen:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences